From the Desk of
Larry Pino, Esquire

June 24, 2021

<u>Via Edgar and E-mail</u>
Mr. James Lopez
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC
20549

Re: Tuscan Gardens Senior Living Communities, Inc.
Post Qualification Amendment on Form 1-A
Filed April 21, 2021
File No. 024-10945

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the "Company") in response to the letter comments dated May 28, 2021 (the "Commission's Comments") and recent conversations with the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), referencing where appropriate, the Company's publicly filed Post Qualification Offering Circular Amendment No. 4 dated April 21, 2021 (the "Offering Circular Amendment No. 4") and Corresondence to the Commission dated May 11, 2021 (the "Prior Correspondence").

References in this letter to "we," "our" or "us" mean the Company as the context may require.

<u>Company responses and proposed modification to the Offering Circular based on the Commission's Comments and discussions with the Staff</u>

The following responses are provided for the purpose of addressing the Commission's Comments and referencing the Company's proposed revisisions to certain information based on the Commission's Comments:

<u>General</u>

1. *We note from your response to comment 3 that the TG Holdcos are variable interest entities and that you will revise your audited financial statements to reflect consolidation of these entities. Please provide us with your analysis of your accounting for these entities. Your response should include, but not be limited to, a discussion of how you determined these entities are variable interest entities, what creates your variable interest, and how you determined you are the primary beneficiary. Please cite the applicable accounting guidance in your response. We may have additional comments on your response to comment 3 after considering your analysis.*

***Copyrighted Material Omitted

Please refer to "Exhibit A" attached hereto reflecting the analysis prepared by the Company and our Independent Accountant, Grennan Fender Hess & Poparad LLP (the "Company Auditor") outlining in **red font** how we determined these entities are variable interest entities, what creates our variable interest, and how we determined we are the primary beneficiary.

This flowchart was provided, along with CCH January 30, 2019 guidance by the Company Auditor in accordance with Consolidation (Topic 810) – Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU No. 2018-17) which we include for your reference as Exhibit "B" attached hereto.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission's satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC

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